Exhibit 99.1

Press Release	May 12, 2016

Cnova N.V. contemplates reorganization of its Brazilian activities within Via Varejo

AMSTERDAM, May 12, 2016, 07:00 CET — Cnova N.V. (NASDAQ and Euronext Paris: CNV; ISIN: NL0010949392) (“Cnova” or the “Company”) confirmed today, following its press release of April 28, 2016, that it has entered into a Memorandum of Understanding (“MoU”) with Via Varejo S.A. (“Via Varejo”) regarding a possible reorganization of its Brazilian subsidiary, Cnova Brazil, within Via Varejo.

As a result of the reorganization, Cnova would receive approximately 97 million of its own shares currently held by Via Varejo (21.9% of its share capital) and cash consideration ranging from USD 32 million to USD 49 million.  In addition, Via Varejo would reimburse a debt currently held by Cnova Brazil equivalent to approximately USD 127 million (“the proposed transaction”).

Cnova would focus entirely on Cdiscount. Via Varejo would become the sole shareholder of Cnova Brazil, which operates Extra.com.br, Pontofrio.com and Casasbahia.com.br websites, and would no longer be a shareholder of Cnova.

Separately, Cnova’s parent company, Casino, Guichard-Perrachon (“Casino”), announced today that it would make an offer to purchase the outstanding ordinary shares of Cnova from its public shareholders at a price of $5.50 per share. The intention to make such offer is currently subject to:

•                  Cnova and Via Varejo reaching a binding agreement on the proposed reorganization and completing the proposed transaction,

•                  the fulfilment, by the time the binding agreements are entered into, of certain conditions precedent (and notably the absence of material adverse event with respect to Cnova), and

•                  the commitment, by the time the binding agreements are entered into, of Companhia Brasileira de Distribuição (Cnova minority shareholder and part of Casino Group) not to participate in the offer.

Any approval by Cnova´s Transaction Committee´s to pursue the proposed transaction with Via Varejo and to enter into the final agreements will in any event be subject to Casino´s prior confirmation that the tender offer will be filed on an irrevocable basis not subject to any condition precedent other than the completion of the proposed transaction.

Any such possible offer would be initiated after the completion of the proposed transaction. In particular, no definitive agreement has yet been reached with respect to the proposed transaction or the offer, and there can be no assurance that the offer by Casino will be initiated on the terms described in this press release, or at all.

After the transaction, Cnova would benefit from a simplified governance with a streamlined organization and would focus on its core French market, where it has high growth prospects and a proven leadership position thanks to its differentiated business model.

The Board of Cnova has established a Transaction Committee consisting of independent directors to supervise the process and to determine the terms and direction of the proposed transaction. Cnova directors affiliated with Casino have recused themselves from participating in the Board’s decision-making with respect to the proposed transaction.

The parties expect to reach a definitive agreement with respect to the proposed transaction by the beginning of the third quarter 2016. The proposed merger would be expected to be completed by the end of the third quarter 2016, and the subsequent tender offer by Casino would be expected to be launched during the third or fourth quarter 2016.

Cnova cautions that there can be no assurance that it will definitively determine to pursue any such transaction, or as to the timing, price or terms that might be agreed. Cnova does not expect to provide further information regarding the status of discussions regarding the potential transaction unless and until a definitive agreement is reached.

Cnova will hold a conference call/webcast today at 16:00 CET to discuss the proposed transaction. Dial-in and connection information may be found at the end of this press release. The corresponding presentation is available to investors on the website of Cnova — Investor Relations.

Appendix — Description of the transaction structure

The MoU represents a non-binding agreement between Cnova and Via Varejo. Cnova and Via Varejo will negotiate final agreements to implement the proposed transaction. The MoU and the principle of the proposed transaction were approved by the Transaction Committee of Cnova on May 11, 2016.

The proposed transaction is subject to definitive, binding agreements among the parties. Entry into such agreements is conditional, among others, upon the completion of due diligence by the applicable parties as well as the availability of Cnova’s and Cnova Brazil’s final audited accounts for fiscal year 2015 (following the completion of the previously disclosed, ongoing internal review in Brazil).

The MoU provides that Cnova Brazil would first be reorganized within a wholly-owned subsidiary of Via Varejo which would hold Via Varejo’s 21.9% interest in Cnova.  After the reorganization Cnova would deliver to Via Varejo its shares in Cnova Brazil through a restitution of equity while Via Varejo would deliver to Cnova its 21.9% interest in Cnova and a cash amount between USD 32 million and USD 49 million.

The financial consideration would be based on a valuation of Cnova of between USD 2,090 million and USD 2,323 million and a valuation of Cnova Brazil of between USD 492 million and USD 557 million.

As per the terms and conditions of the existing loan agreements between Cnova Brazil and Cnova, such event shall trigger the obligation of early repayment in the approximate amount of USD 127 million, which amount shall be then repaid to Cnova.

Following the transaction, neither Cnova nor Via Varejo would hold shares in each other, and Cnova would cancel its own shares received from Via Varejo.

The CB Group (owed by the Klein family), main minority shareholder of Via Varejo, expressed its commitment of voting in favor of the proposed transaction provided the Special Committee of Via Varejo, by unanimous voting, recommends its approval.

Cnova is being advised by BNP Paribas and Eight Advisory has been appointed as independent expert by the Transaction Committee.

Cnova and its shares are subject to the restrictions relating to “pre-offer” period as of the date hereof in accordance with French laws and regulations.

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About Cnova N.V.

Cnova N.V., one of the world’s largest e-Commerce companies, serves 15 million active customers via state-of-the-art e-tail websites: Cdiscount in France, Brazil, Colombia, Ivory Coast, Senegal, Cameroon and Belgium; Extra.com.br, Pontofrio.com and Casasbahia.com.br in Brazil. Cnova N.V.’s product offering of more than 32 million items provides its clients with a wide variety of very competitively priced goods, several fast and customer-convenient delivery options as well as practical payment solutions. Cnova N.V. is part of Groupe Casino, a global diversified retailer. Cnova N.V.’s news releases are available at www.cnova.com/investor-relations.aspx. Information available on, or accessible through, the sites referenced above is not part of this press release.

This press release contains regulated information (gereglementeerde informatie) within the meaning of the Dutch Financial

Supervision Act (Wet op het financieel toezicht) which must be made publicly available pursuant to Dutch and French law. This press release is intended for information purposes only.

Forward-Looking Statements

This press release contains forward-looking statements. Such forward-looking statements may generally be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “future,” “will,” “seek” and similar terms or phrases.  Examples of forward-looking statements include, but are not limited to, statements made herein regarding the possibility, timing and other terms and conditions of the proposed transaction described herein and the related offer by Casino for the outstanding shares of Cnova.  The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of Cnova’s control. Important factors that could cause Cnova’s actual results to differ materially from those indicated in the forward-looking statements include, among others: the ability to reach definitive agreement with respect to the transactions discussed herein; the ability to complete the transactions discussed herein and the timing of such transactions; changes in global, national, regional or local economic, business, competitive, market or regulatory conditions; Cnova’s on-going internal review in Brazil; and other factors discussed under the heading “Risk Factors” in the U.S. Annual Report on the Form 20-F for the year ended December 31, 2014  filed with the U.S. Securities and Exchange Commission on March 31, 2015 and other documents filed with or furnished to the U.S. Securities and Exchange Commission. Any forward-looking statements made in this press release speak only as of the date hereof. Factors or events that could cause Cnova’s actual results to differ from the statements contained herein may emerge from time to time, and it is not possible for Cnova to predict all of them. Except as required by law, Cnova undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Important Information for Investors and Security Holders

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.  Investors are advised to read Casino’s tender offer statement if and when it becomes available because it will contain important information.

The potential tender offer for Cnova’s outstanding ordinary shares, par value €0.05 per share, described in this press release has not commenced and may never commence and, if it is commenced, may be commenced at a price lower than the price included in this press release.  If and when the offer is commenced, Casino will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”), and Cnova will timely file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer, and Casino will file a draft tender offer memorandum (projet de note d’information) with the French Autorité des marchés financiers (“AMF”)  and Cnova will timely file a draft memorandum in response (projet de note d’information en réponse) including the recommendation of its board of directors, with respect to the offer. Casino and the Cnova intend to mail these documents to the shareholders of Cnova.  Any tender offer document and any document containing a recommendation with respect to the offer statement (including any offer to purchase, any related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to any tender offer.  Those materials, as amended from time to time, will be made available to Cnova’s shareholders at no expense to them at www.cnova.com.  In addition, Any tender offer materials and other documents that Casino and/or Cnova may file with the SEC and the AMF will be made available to all investors and shareholders of Cnova free of charge at www.groupe-casino.fr and www.cnova.com.  All of those materials (and all other offer documents filed with the SEC and the AMF) will be available at no charge on the SEC’s website:  www.sec.gov and on the AMF’s website: www.amf-france.org.  Documents may also be obtained from Cnova upon written request to the Investor Relations Department, WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands, telephone number +31 20 795 06 71.

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Cnova Investor Relations Contact: Head of Investor Relations investor@cnova.com Tel: +31 20 795 06 71	Media contact: Head of Communication directiondelacommunication@cnovagroup.com Tel: +31 20 795 06 76

Upcoming Events

Thursday, May 12, 2016 at 16:00 CET	Cnova Conference Call and Webcast

Conference Call and Webcast connection details

Conference Call Dial-In Numbers:

Toll-Free
Brazil	0 800 891 6221
France	0 800 912 848
UK	0 800 756 3429
USA	1 877 407 0784

Toll	1 201 689 8560

Conference Call Replay Dial-In Numbers:

Toll-Free	1 877 870 5176
Toll	1 858 384 5517

Available From:	May 12, 2016 at 13:00 ET / 19:00 CET
To:	May 20, 2016 at 00:00 ET / 06:00 CET
Replay Pin Number: 13637486

Webcast:

http://public.viavid.com/index.php?id=119654

Presentation materials to accompany the call will be available at cnova.com on
May 12, 2016.

An archive of the conference call will be available for a limited time at cnova.com following its conclusion.